UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Luiz Felipe Taunay Ferreira
Luiz Felipe Taunay Ferreira Officer

By:	/S/ Carlos Alberto Lopez Galán
Carlos Alberto Lopez Galán Vice-President Executive Officer

Banco Santander (Brasil) S.A.

1Q11 IFRS Results

April 28th, 2011

Santander

Table of Contents

Main Ideas – Results of 1Q11

1. **Commercial Expansion:**
   - ✓ Growth of 614 thousand current accounts in 12 months
   - ✓ Opening of 141 new branches in 12 months
   - ✓ Employees grew from 51,747 to 54,375 in 12 months

2. **The integration in concluded. Now we have a Platform System focused on clients**

3. **Double-digit growth in volume of business:**
   - ✓ Expanded Credit portfolio: 22%
   - ✓ Funding from Clients[1]: 26%

4. **Better quality of net interest income:**
   - ✓ Increase in spreads and in the proportion of NII from clients

5. **General Expenses[2] Growth of 12.1% in 12 months and a decrease of 0.1% in the quarter**
   - ✓ Gains of synergies for business expansion

6. **Net profit of R$ 2.1 billion in 1Q11** (+17.5% versus 1Q10 and +8.0% versus 4Q10)

1. Does not consider assets under management.
2. Includes Depreciation and Amortization.

Table of Contents

Macroeconomic Scenario

GDP (Y-o-Y growth %)


6.1
5.2
-0.6
7.5
3.7
2007
2008
2009
2010
2011(e)

Interest Rate - Selic(%)


11.25
13.75
8.75
10.75
13.00
2007
2008
2009
2010
2011(e)

Inflation (IPCA %)


4.5
5.9
4.3
5.9
6.1
2007
2008
2009
2010
2011(e)

Exchange Rate – (R$/US$)


1.77
2.34
1.74
1.67
1.55
2007
2008
2009
2010
2011(e)

Sources: The Brazilian Central Bank, IBGE and Santander Research Estimates

Santander

Macro-prudential Measures

1

Reserve requirement increase

Withdrew R$ 70 billion of liquidity from the market

2

Capital requirement increase

Doubling the requirement for long-term payroll and auto loans operations to individuals

3

Increase in IOF rates

for consumer credit

4

Restriction on short-term inflow of foreign capital

by increasing the IOF tax and imposing reserve requirements on short dollar positions



To eliminate the capital liquidity
To slow credit growth
INFLATION & CURRENCY APPRECIATION
Measures in Analysis
To reduce the flow of foreign capital

In this scenario, Fitch raised the rating of Brazil to BBB from BBB-

We're expanding our capillarity and strengthening our distribution platform

Market Share
Number of branches
March/2011

Brazil
- 2,232 Branches
- +141 in 12 months
- +31 in the quarter
- Market Share: 12%



North (5% of GDP)
- 33 Branches
- +2 in 12 months
- Market share: 5%

Northeast (13% of GDP)
- 186 Branches
- +10 in 12 months
- Market share: 7%

Middle - West (9% of GDP)
- 90 Branches
- +18 in 12 months
- Market Share: 6%

Southeast (56% of GDP)
- 1,625 Branches
- +92 in 12 months
- Market Share: 16%

South (17% of GDP)
- 298 Branches
- +19 in 12 months
- Market Share: 9%

Santander Brasil is the 3rd private bank in total assets...

... with a wide geographic diversification and global scale to compete and to grow...

2,232	1,471	18,099
Branches	Mini Branches	ATM's

9.3 million current accounts[1], **+614 thousand** accounts in 12 months

... We're growing and achieving recognition

igc | Índice de Governança Corporativa Trade IGCT | Índice de Sustentabilidade Empresarial ISE | Índice de Ações com Tag Along Diferenciado ITAG

1. Current accounts within 30 days, according to Central Bank. In 1T11, the data criterion was changed and 1Q10 and 4T10 data was reclassified.

Integration Process

With the integration process completed, we are ready to move towards our aspirations…

Management, Models, Policies and a Single Platform System

Migration of:
38 million of accounts, 9 million of active clients.

100% of clients are operating in the new platform system.

Concluded

Integration

- Combination of best practices
- New Products and Services
- A single brand: Santander

- **More than 1,700** projects implemented
- **1.6 million** of hours of training
- **More than 2,600** Corporate clients were visited;
- About **20,000 employees** were involved
- Increase of **services channels**
- An additional of **800 employees** in the call center
- **6 million of hours** in technology developments, (R$ 1.1 Billion)

… We adapted our structure focusing on improving the quality of service to our clients

Higher volume of business

Santander Acquiring

	Results until 1Q11	Target 2012	(%)[1]
Affiliated Merchants (thousand)	126.7	300	42.2%
New Accounts (thousand)	32.0	150	21.3%

	2010	1Q11
CREDIT	▪ 1,249 ✓ 12.3	▪ 1,035 ✓ 9.8
DEBIT	▪ 740 ✓ 14.4	▪ 617 ✓ 11.9
TOTAL	▪ 1,990 ✓ 26.8	▪ 1,653 ✓ 21.7

In three months we reached 83% of 2010 total revenues

▪ Revenues (R$ MM)
✓ # of Transactions(MM)

Insurance Partnership

+ ZURICH®

✓The Operation aims to foster and strengthen Santander Brasil's presence in the insurance market

✓Offering a large array of products, reaching unexplored customer and enhancing Santander Brasil's distribution capacity

✓ The Operation generated a capital gain of 21% for Banco Santander Brasil


Insurance
Distribution (70% Results)
Underwritting (30% Results)

1. Percentage achieved compared to the target

Table of Contents

Managerial Loan Portfolio – IFRS[1]


R$ billion
21.9%
3.2%
146.0
155.6
163.9
172.4
178.0
1.5%
6.6%
5.4%
5.2%
3.2%
mar.10
jun.10
sep.10
dec.10
mar.11
Expanded Credit portfolio²
Q-o-Q Var.


Corporate 27%
Individuals 33%
SMEs 24%
Consumer Finance 16%

R$ million	Mar.11	Mar.10	Y-o-Y Variation	Q-o-Q Variation
Individuals	53,456	43,992	21.5%	4.9%
Consumer Finance	26,939	25,509	5.6%	-0.1%
SMEs	39,176	30,681	27.7%	2.6%
Corporate	45,026	39,728	13.3%	1.3%
Total IFRS	**164,598**	**139,910**	**17.6%**	**2.5%**
Others Transactions[2]	13,355	6,064	120.2%	12.5%
Expanded Credit portfolio[2]	**177,953**	**145,974**	**21.9%**	**3.2%**

1. Loans for the year 2010 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 1Q11
2. Includes others Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and portfolios acquired from other banks. Total amount of R$ 4,105 million in Mar/11 and R$ 2,535 million in Mar/10

Santander

Managerial Loan Portfolio - BR GAAP[1]


R$ billion
21.3%
3.5%
147.7
156.4
164.6
173.1
179.2
1.7%
6.0%
5.2%
5.1%
3.5%
mar.10
jun.10
sep.10
dec.10
mar.11
Expanded Credit portfolio²
Q-o-Q Var.


SMEs and Individuals YoY Var.
27.7%
23.5%
12.3%
-7.1%
mar.10
jun.10
sep.10
dec.10
mar.11
Individuals
SMEs

R$ million	Mar.11	Mar.10	Y-o-Y Variation	Q-o-Q Variation
Individuals	57,343	46,440	23.5%	4.1%
Consumer Finance	30,249	27,842	8.6%	1.5%
SMEs	39,176	30,681	27.7%	2.6%
Corporate	43,142	39,161	10.2%	2.0%
Total BR GAAP	**169,910**	**144,124**	**17.9%**	**2.7%**
Others Credit Risk Transactions [2]	9,251	3,530	162.1%	20.5%
Expanded Credit portfolio[2] BR GAAP	**179,161**	**147,653**	**21.3%**	**3.5%**

1. a) The credit portfolio in BR GAAP is higher than in IFRS because it includes loan portfolio acquired from other banks and consolidates the credit portfolio of our consumer finance joint ventures (Aymoré)
   b) Loans for the year 2010 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 1Q11
2. Includes others Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes)

Santander

Loan by Products - IFRS

Payroll, Mortgage and Credit Cards Loans are the main highlights

Payroll Loans[1]


R$ million
34.6%
10,628
14,305
Mar.10
Mar.11

Auto Loans to Individuals


R$ million
5.4%
23,054
24,291
Mar.10
Mar.11

Credit Cards to Individuals


R$ million
28.7%
8,357
10,758
Mar.10
Mar.11

Mortgage


R$ million
32.2%
9,689
4,324
5,365
12,809
5,700
7,109
31.8%
32.5%
Mar.10
Mar.11
Individuals
Corporate

1. Considers Portfolios acquired from other banks. Total amount of R$ 2,535 million in Mar/10 and R$ 4,105 million in Mar/11

Deposits and Assets Under Management (AUM)

R$ billion


18.0%
4.6%
240.3
245.7
256.0
271.2
283.6
106.6
109.5
107.3
111.3
115.4
133.8
136.3
148.7
159.9
168.2
mar.10
jun.10
sep.10
dec.10
mar.11
Funding from Clients
AUM


Demand 5%
Savings 11%
Time 26%
Debêntures/ LCI/LCA¹ 13%
Letras Financeiras² 4%
AUM 41%

R$ million	Mar.11	Mar.10	Y-o-Y Variation	Q-o-Q Variation
Demand	15,343	13,699	12.0%	-4.9%
Savings	30,195	25,781	17.1%	-0.4%
Time	73,482	68,252	7.7%	6.6%
Others[1]	38,332	26,025	47.3%	1.2%
Letras Financeiras[2]	10,884	-	n.a.	63.9%
Funding from Clients	**168,236**	**133,757**	**25.8%**	**5.2%**
AUM	115,395	106,572	8.3%	3.6%
Total Funding	**283,631**	**240,329**	**18.0%**	**4.6%**

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)
2. Bonds issued by Financial Institution on the domestic market

Santander

Table of Contents

Results IFRS: Net profit before tax and Net profit evolution

1Q11 net profit before tax rose 25.4% in 12 months


R$ million
25.4%
2.2%
2,172
2,665
2,724
1Q10
4Q10
1Q11

1Q11 net profit rose 17.5% in 12 months


R$ million
17.5%
8.0%
1,763
1,918
2,071
1Q10
4Q10
1Q11

Total Revenues

R$ Million



6.6%
3.9%
8,151
7,974
8,343
8,362
8,690
577
257
380
137
269
1,622
1,710
1,776
1,726
1,782
5,952
6,007
6,187
6,499
6,639
1Q10
2Q10
3Q10
4Q10
1Q11
Net Interest Income¹
Net Fees
Others²

	1Q11	1Q10	Y-o-Y Variation	Q-o-Q Variation
Net Interest Income[1]	6,639	5,952	11.5%	2.2%
Net Fees	1,782	1,622	9.9%	3.2%
Subtotal	**8,421**	**7,574**	**11.2%**	**2.4%**
Others[2]	269	577	-53.4%	96.6%
Total Revenues	**8,690**	**8,151**	**6.6%**	**3.9%**

1. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. 2. Results from Financial Operations excluding the fiscal effect of Cayman hedge + Other Operational Revenues (expenses) + Others

Santander

Net Interest Income[1]



Selic[2]
8.65%
9.35%
10.55%
10.66%
11.21%
YoY Var.
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,952
6,007
6,187
6,499
6,639
11.5%
1,571
1,439
1,425
1,604
1,492
-5.0%
22%
26%
208
209
255
281
275
74%
4,173
4,359
4,508
4,615
4,871
17.5%
78%
1Q10
2Q10
3Q10
4Q10
1Q11
Non-Interest bearing liabilities and others
Deposits
Credit

1. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Interest rates (average) Selic

Net Fees

R$ Million


9.9%
3.2%
1,622
1,710
1,776
1,726
1,782
1Q10
2Q10
3Q10
4Q10
1Q11

	1Q11	1Q10	Y-o-Y Variation	Q-o-Q Variation
Banking fees	546	588	-7.1%	-7.2%
Insurance and Capitalization	485	280	73.2%	57.8%
Asset Management and Pension Funds	296	263	12.3%	0.0%
Credit and Debit Cards	311	213	46.0%	15.1%
Collection services	120	125	-3.6%	-6.2%
Capital Market	69	108	-36.1%	-50.2%
Trade (COMEX)	96	102	-6.4%	-2.9%
Others[1]	(140)	(56)	148.4%	40.0%
Net Fees	**1,782**	**1,622**	**9.9%**	**3.2%**

1. Include taxes and others

Allowance for Loan Losses[1] - IFRS

R$ Million


-18.4%
8.0%
2,522
2,393
1,961
1,907
2,059
1Q10
2Q10
3Q10
4Q10
1Q11

	1Q11	1Q10	Y-o-Y Variation	Q-o-Q Variation
Allowance for loan losses	2,059	2,522	-18.4%	8.0%

1. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.

Santander

Total Revenues Net of Allowance for Loan Losses

R$ Million


17.8%
2.7%
5,629
5,581
6,382
6,455
6,631
8,151
7,974
8,343
8,362
8,690
-2,522
-2,393
-1,961
-1,907
-2,059
1Q10
2Q10
3Q10
4Q10
1Q11
Total Revenues[1]
Allowance for loan losses[2]

	1Q11	1Q10	Y-o-Y Variation	Q-o-Q Variation
Total Revenues[1]	8,690	8,151	6.6%	3.9%
Allowance for loan losses[2]	(2,059)	(2,522)	-18.4%	8.0%
Total Revenues Net of Allowance for loan losses	**6,631**	**5,629**	**17.8%**	**2.7%**

1. Net Interest Income + Net Fees + Results from Financial Operations excluding the fiscal effect of Cayman hedge + Others. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Includes recoveries of written-off credits. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.

Santander

General Expenses and Amortization


R$ Million
12.1%
-0.1%
2,941
3,067
3,158
3,301
3,297
286
293
309
349
338
2,655
2,774
2,849
2,952
2,959
1Q10
2Q10
3Q10
4Q10
1Q11
Depreciation and Amortization
General Expenses

	1Q11	1Q10	Y-o-Y Variation	Q-o-Q Variation
Other General Expenses	1,343	1,300	3.3%	5.4%
Personnel Expenses	1,616	1,355	19.3%	-3.7%
Depreciation and Amortization	338	286	18.2%	-3.2%
Total	**3,297**	**2,941**	**12.1%**	**-0.1%**

We obtained cost synergies of :

R$ 1,887 million

R$ 87 million above expectations

Sinergies


R$ Million
1,800
1,887
1Q11(e)
1Q11
Estimated
Obtained

Quality of Loan Portfolio - IFRS



Delinquency ratio¹ (%)
8.8
8.2
7.9
7.6
7.9
7.0
6.6
6.1
5.8
6.1
5.3
5.1
4.5
4.3
4.5
mar.10
jun.10
sep.10
dec.10
mar.11
Individuals
Corporate
Total



Coverage ratio² (%)
103%
102%
101%
98%
98%
1Q10
2Q10
3Q10
4Q10
1Q11

1. (Nonperforming loans over 90 days + performing loans with high delinquency risk) / managerial loan portfolio
2. Allowance for Loan Losses / nonperforming loans over 90 days + performing loans with high delinquency risk

Quality of Loan Portfolio - BR GAAP

Delinquency Over 90[1] (%)


7.2
6.7
6.2
5.8
5.9
5.4
4.7
4.2
3.9
4.0
3.7
3.0
2.5
2.2
2.4
mar.10
jun.10
sep.10
dec.10
mar.11
Individuals
Corporate
Total

NPL Over 60[2] (%)


8.7
8.0
7.4
6.9
7.3
6.4
5.6
5.0
4.7
5.0
4.4
3.6
2.9
2.7
3.0
mar.10
jun.10
sep.10
dec.10
mar.11
Individuals
Corporate
Total

Coverage Ratio Over 90[3]


120%
128%
133%
137%
142%
1Q10
2Q10
3Q10
4Q10
1Q11

1. Nonperforming loans over 90 days / total loans BR GAAP
2. Nonperforming loans over 60 days / total loans BR GAAP
3. Allowance for Loan Losses / (nonperforming loans for over 90 days + performing loans with high delinquency risk)

Santander

Performance Ratios - IFRS

Efficiency Ratio[1] (%)


1.4 p.p.
32.6
34.0
1Q10
1Q11

Recurrence[2] (%)


-0.9 p.p.
61.1
60.2
1Q10
1Q11

ROAA[3] (%)


2.2%
2.2%
1Q10
1Q11

ROAE (adjusted)[4] (%)


1.4 p.p.
18.0
19.4
1Q10
1Q11

BIS[4] (%)


-1.7 p.p.
24.4%
22.7%
1Q10
1Q11

1. General Expenses excluding amortization / Total Revenue excluding Cayman hedge and considers and Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Net Fee/General Expenses excluding amortization
3. Net Profit / Average Assets
4. Excludes goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência)

Santander

Final Remarks

1 **Commercial Expansion:**

- ✓ Growth of 614 thousand current accounts in 12 months
- ✓ Opening of 141 new branches in 12 months
- ✓ Employees grew from 51,747 to 54,375 in 12 months

2 **The integration in concluded. Now we have a Platform System focused on clients**

3 **Double-digit growth in volume of business:**

- ✓ Expanded Credit portfolio: 22%
- ✓ Funding from Clients[1]: 26%

4 **Better quality of net interest income:**

- ✓ Increase in spreads and in the proportion of NII from clients

5 **General Expenses[2] Growth of 12.1% in 12 months and a decrease of 0.1% in the quarter**

- ✓ Gains of synergies for business expansion

6 **Net profit of R$ 2.1 billion in 1Q11** (+17.5% versus 1Q10 and +8.0% versus 4Q10)

1.Does not consider assets under management.
2. Includes Depreciation and Amortization.

ANNEXES

- Income Statement and Balance Sheet – IFRS
- Income Statement – BR GAAP

Quarterly Managerial[1] Income Statement – IFRS

R$ million

Income Statements	1Q10	2Q10	3Q10	4Q10	1Q11
- Interest and Similar Income	9,278	9,839	10,603	11,189	11,802
- Interest Expense and Similar	(3,326)	(3,832)	(4,416)	(4,690)	(5,163)
Interest Income	**5,952**	**6,007**	**6,187**	**6,499**	**6,639**
Income from Equity Instruments	4	14	2	32	5
Income from Companies Accounted for by the Equity Method	10	13	11	10	18
Net Fee	1,622	1,710	1,776	1,726	1,782
Gains/Losses on Financial Assets and Liabilities and Exchange Rate Diferences	608	290	472	233	275
Other Operating Income (Expenses)	(45)	(60)	(105)	(138)	(29)
Total Income	**8,151**	**7,974**	**8,343**	**8,362**	**8,690**
General Expenses	(2,655)	(2,774)	(2,849)	(2,952)	(2,959)
- Administrative Expenses	(1,300)	(1,357)	(1,373)	(1,274)	(1,343)
- Personnel espenses	(1,355)	(1,417)	(1,476)	(1,678)	(1,616)
Depreciation and Amortization	(286)	(293)	(309)	(349)	(338)
Provisions (net)[2]	(629)	(290)	(674)	(381)	(630)
Impairment Losses on Financial Assets (net)	(2,526)	(2,356)	(1,968)	(1,955)	(2,068)
- Allowance for Loan Losses[3]	(2,522)	(2,393)	(1,961)	(1,907)	(2,059)
- Impairment Losses on Other Assets (net)	(4)	37	(7)	(48)	(9)
Net Gains on Disposal of Assets	117	48	35	(60)	29
Net Profit before taxes	**2,172**	**2,309**	**2,578**	**2,665**	**2,724**
Income Taxes	(409)	(543)	(643)	(747)	(653)
Net Profit	**1,763**	**1,766**	**1,935**	**1,918**	**2,071**

1. Does not consider the fiscal effect of Cayman hedge and considers and Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Includes provision for tax contingencies and legal obligations
3. Includes recovery of credits written off as losses

Santander

Managerial[1] Income Statement – IFRS

R$ million

Income Statements	1Q11	1Q10	Var Y-o-Y ABS	Var Y-o-Y %
- Interest and Similar Income	11,802	9,278	2,524	27.2%
- Interest Expense and Similar	(5,163)	(3,326)	(1,837)	55.2%
Interest Income	**6,639**	**5,952**	**687**	**11.5%**
Income from Equity Instruments	5	4	1	25.0%
Income from Companies Accounted for by the Equity Method	18	10	8	80.0%
Net Fee	1,782	1,622	160	9.9%
Gains/Losses on Financial Assets and Liabilities and Exchange Rate Diferences	275	608	(333)	-54.7%
Other Operating Income (Expenses)	(29)	(45)	16	n.a
Total Income	**8,690**	**8,151**	**539**	**6.6%**
General Expenses	(2,959)	(2,655)	(304)	11.5%
- Administrative Expenses	(1,343)	(1,300)	(43)	3.3%
- Personnel espenses	(1,616)	(1,355)	(261)	19.3%
Depreciation and Amortization	(338)	(286)	(52)	18.2%
Provisions (net)[2]	(630)	(629)	(1)	0.2%
Impairment Losses on Financial Assets (net)	(2,068)	(2,526)	458	-18.1%
- Allowance for Loan Losses[3]	(2,059)	(2,522)	463	-18.4%
- Impairment Losses on Other Assets (net)	(9)	(4)	(5)	125.0%
Net Gains on Disposal of Assets	29	117	(88)	n.a
Net Profit before taxes	**2,724**	**2,172**	**552**	**25.4%**
Income Taxes	(653)	(409)	(244)	59.8%
Net Profit	**2,071**	**1,763**	**308**	**17.5%**

1. Does not consider the fiscal effect of Cayman hedge and considers and Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Includes provision for tax contingencies and legal obligations
3. Includes recovery of credits written off as losses

Santander

Balance Sheet - Total Assets – IFRS

R$ million

Assets	Mar-10	Jun-10	Sep-10	Dec-10	Mar-11
Cash and Balances with the Brazilian Central Bank	36,835	42,344	53,361	56,800	57,443
Financial Assets Held for Trading	23,133	35,902	23,738	24,821	23,541
Other Financial Assets at Fair Value Through Profit or Loss	15,873	16,213	16,665	17,939	18,105
Available - for- Sale Financial Assets	37,183	42,579	40,627	47,206	52,171
Loans and Receivables	150,003	156,804	169,250	174,107	178,758
- Loans and advances to credit institutions	20,330	20,282	24,771	22,659	23,914
- Loans and advances to customers	139,678	146,308	153,994	160,559	164,597
- Debt Instruments	-	-	-	81	79
- Impairment losses	(10,005)	(9,786)	(9,515)	(9,192)	(9,832)
Hedging derivatives	133	107	104	116	128
Non-current assets held for sale	41	93	86	67	65
Investments in associates	423	429	440	371	394
Tangible Assets	3,835	3,977	4,212	4,518	4,576
Intangible Assets:	31,587	31,630	31,667	31,962	31,949
- Goodwill	28,312	28,312	28,312	28,312	28,312
- Others	3,275	3,318	3,355	3,650	3,637
Tax Assets	14,834	15,250	15,258	14,842	14,343
Other Assets	2,169	1,918	2,223	1,914	2,515
Total Assets	**316,049**	**347,246**	**357,631**	**374,663**	**383,988**

Santander

Balance Sheet – Total Liabilities and Equity – IFRS

R$ million

Liabilities	Mar-10	Jun-10	Sep-10	Dec-10	Mar-11
Financial Liabilities Held for Trading	4,505	4,668	5,014	4,785	4,898
Other Financial Liabilities at Fair Value Through Profit or Loss	2	2	-	-	-
Financial liabilities at amortized cost	203,499	232,373	237,859	253,341	261,011
- Deposits from the Brazilian Central Bank	117	-	-	-	-
- Deposits from credit institutions	24,092	47,784	41,361	42,392	36,995
- Customer deposits	147,287	150,378	159,426	167,949	174,423
- Marketable debt securities	11,271	12,168	14,944	20,087	26,907
- Subordinated liabilities	9,855	10,082	9,432	9,695	9,974
- Other financial liabilities	10,877	11,961	12,696	13,218	12,712
Hedging derivatives	37	42	17	-	-
Liabilities for Insurance Contracts	16,102	16,693	17,893	19,643	20,179
Provisions[1]	9,881	9,662	9,910	9,395	9,010
Tax Liabilities	8,516	9,199	10,047	10,530	10,590
Other Liabilities	2,778	2,988	3,812	3,605	3,584
Total Liabilities	**245,320**	**275,627**	**284,552**	**301,299**	**309,272**
Shareholders' Equity	70,069	70,942	72,358	72,572	74,051
Minority Interests	1	3	7	8	10
Valuation Adjustments	659	674	714	784	655
Total Equity	**70,729**	**71,619**	**73,079**	**73,364**	**74,716**
Total Liabilities and Equity	**316,049**	**347,246**	**357,631**	**374,663**	**383,988**

1. Includes provision for pension and contingencies

Reconciliation IFRS x BRGAAP

R$ Million	4Q10	1Q11
BR GAAP Net Profit	**831**	**1,013**
- Reversal of Goodwill amortization / Others	828	829
- PPA amortization	(11)	(26)
- Others	270	255
IFRS Net profit	**1,918**	**2,071**

Managerial[1] Income Statement – BR GAAP

R$ Million

	1Q11	1Q10	Y-o-Y Var.	4Q10	Q-o-Q Var.
Net Interest Income	6,791	6,119	11.0%	6,471	4.9%
Allowance for Loan Losses	(2,142)	(2,237)	-4.3%	(1,856)	15.4%
Net Fees[2]	2,142	1,821	17.6%	2,046	4.7%
General Expenses[3]	(3,477)	(3,110)	11.8%	(3,485)	-0.2%
Tax Expenses	(665)	(517)	28.7%	(637)	4.4%
Other Income (Expenses)[4]	(832)	(95)	775.3%	(742)	12.3%
Managerial Net Profit	**1,827**	**1,825**	**0.1%**	**1,641**	**11.3%**
Net Profit	**1,013**	**1,015**	**-0.2%**	**831**	**21.9%**

1. Excludes amortization of goodwill. Includes the Cayman tax reclassification, interest on emissions, recoveries of written-off credits and Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Considers Income from Services Rendered and Income from Banking Fees
3. Considers Personnel Expenses, Other Administrative Expenses, and Profit Sharing
4. Considers Other Operating Income (expenses) and Nonoperating (expenses) income

Santander

Santander

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 10º floor
São Paulo | SP | Brazil | 04543-011
Phone. 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br

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